UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached as Exhibit 99.1 and furnished for purposes of Regulation FD is a presentation that Akanda Corp. may use from time to time in presentations or discussions with investors, analysts, and other parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: November 14, 2022	By:	/s/ Tejinder Virk
		Name:	Tejinder Virk
		Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Investor presentation of Akanda Corp.